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                              March 22, 2022

       Vikram Grover
       Chief Executive Officer
       Himalaya Technologies, Inc.
       1 E Erie St, Suite 525 Unit #2420
       Chicago, IL 60611

                                                        Re: Himalaya
Technologies, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed March 14,
2022
                                                            File No. 000-55282

       Dear Mr. Grover:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G/A as filed March 14, 2022

       Index to Financial Statements, page F-1

   1. Please revise to provide updated financial statements as of and for the quarter ended
                                                        January 31, 2022 and
related disclosures, as were required by Rule 8-08 of Regulation S-
                                                        X prior to the
effective date of your registration statement. Your first periodic report due will be Form 10-Q for
the quarter ended April 30, 2022.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Mark
       Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Law Clerk, at
 Vikram Grover
Himalaya Technologies, Inc.
March 22, 2022
Page 2

(202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



FirstName LastNameVikram Grover                         Sincerely,
Comapany NameHimalaya Technologies, Inc.
                                                        Division of Corporation
Finance
March 22, 2022 Page 2                                   Office of Energy &
Transportation
FirstName LastName